October 24, 2014

VIA EDGAR AND FEDERAL EXPRESS

Tom Kluck
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sigma Labs, Inc. Registration Statement on Form S-3 Filed September 23, 2014 File No. 333-198893

Dear Mr. Kluck:

By letter dated October 21, 2014, the staff (the “Staff”) of the Securities and Exchange Commission provided Sigma Labs, Inc. (the “Company”), with a comment letter regarding the Company’s Registration Statement on Form S-3 filed on September 23, 2014 (the "Registration Statement"). This letter contains the Company’s response to the Staff’s comment.

General

We note that you are conducting a primary offering on a Form S-3. It does not appear that you are eligible to conduct this offering on a Form S-3 registration statement. Transaction Requirement Instruction I.B.1 may be used to establish a registrant’s eligibility if the aggregate market value of the voting and non-voting common equity held by the registrant’s non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear that you meet this requirement. Instruction I.B.6(a) requires that the aggregate market value of securities sold by or on behalf of the registrant pursuant to this instruction is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. It does not appear that you meet this requirement either. Please explain to us why you are eligible to use the Form S-3, providing calculations where applicable. Alternatively, please amend your registration statement on an appropriate form.

Tom Kluck October 24, 2014 Page 2

Company Response

General Instruction I.B.1 to Form S-3 provides that Form S-3 may be used by a registrant to register a primary offering if the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The instruction to General Instruction I.B.1 to Form S-3 provides that the aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of the filing.

As an initial matter, the only class of common equity of the Company is its shares of common stock, par value $0.001 per share (the “Common Stock”). The Registration Statement was filed on September 23, 2014. As of August 27, 2014, which is a date within 60 days prior to the filing of the Registration Statement, the Company had 618,241,061 shares of Common Stock outstanding. Of these shares, 39,628,500 shares were held by “affiliates” of the Company, as that term is defined by Rule 405 promulgated under the Securities Act of 1933, as amended. Accordingly, as of August 27, 2014, the Company had 578,612,561 shares of Common Stock outstanding that were held by persons other than affiliates of the Company.

Based on the average of the bid and asked prices of the Company's Common Stock on the OTCQB on July 25, 2014, which is a date within 60 days prior to the filing of the Registration Statement, of $0.13075 per share, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company was approximately $75,653,592. Accordingly, the Company is eligible to use Form S-3 to register a primary offering.

Should you have any questions regarding the foregoing, please feel free to contact me at (310) 789-1207.

Very truly yours,

/s/ Darren T. Freedman
Darren T. Freedman

Cc:	Mark J. Cola

William D. Gould